SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 16, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐               No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

As required by German securities law, Infineon has notified the German Federal Financial Supervisory Authority of the following public market transactions in Infineon shares by members of the management board or supervisory board of the company:

1.  Kley, Max Dietrich.  Purchase of 5,000 shares at EUR6.59 per share on January 30, 2003.

2.  Schumacher, Ulrich.  Purchase of 10,000 at EUR6.10 per share on February 17, 2003.

3.  Mehrgardt, Sönke.  Purchase of 25,000 shares at EUR6.00 per share on February 25, 2003.

In addition, the Siemens Pension-Trust e.V. notified Infineon that, as of March 18, 2003, it no longer held any Infineon shares.  Infineon published notice of this information in the German Stock Exchange Gazette (Börsenzeitung) on March 27, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: May 16, 2003	By:	/s/ ULRICH SCHUMACHER
Dr. Ulrich Schumacher Chairman, President and Chief Executive Officer

	By:	/s/ PETER J. FISCHL
Peter J. Fischl Chief Financial Officer